Exhibit 99.3

Notice of Net Exercise

Nextdoor Holdings, Inc. 2008 Equity Incentive Plan

You must sign this Notice on Page 2 before submitting it to Nextdoor Holdings, Inc. (the “Company”).

Optionee Information:

Name:	[____________]	Address: As on file with Company

Social Security Number: As on file with Company

Option Information: Please provide this information on the option being exercised (the “Option”):

Date of Grant:	[_____________]
Grant No:	[_____________]
Tax Status:	[_____________]
Exercise Price per Share (“Exercise Price”):	[_____________]
Total number of shares of Class B Common Stock (“Shares”) of the Company covered by the Option:	[_____________]

Exercise Information:

Total number of vested Shares covered by the Option for which the Option is now being exercised (the “Exercised Shares”):	[_____________]
Aggregate exercise price of total Exercised Shares (“Total Exercise Price”)	[_____________]

The Optionee hereby elects to exercise the Option to purchase the Exercised Shares.

Form of Payment: The Optionee hereby agrees (i) that the Company shall retain from the Exercised Shares all of the Payment Shares and the Withholding Shares (each, as defined below) to pay the Total Exercise Price and applicable withholding taxes in connection with the exercise of the Option and (ii) thereafter, the Optionee shall receive the Net Shares (as defined below) and shall have no right to retain the Payment Shares or the Withholding Shares (the “Net Exercise”):

“Net Shares” = Exercised Shares minus Payment Shares, where:

“Payment Shares” = Total Exercise Price divided by the Fair Market Value of one Share as determined in accordance with the Plan as of the date this notice is received by the Company.

“Withholding Shares” = the total amount of federal, state, and local withholding taxes due upon the exercise of the Option divided by the Fair Market Value of one Share as determined in accordance with the Plan as of the date this notice is received by the Company.

Fractional shares shall be rounded down to the nearest whole Share. The Optionee shall pay in cash any shortfall in exercise price or withholding taxes as result of such rounding.

Unless otherwise defined herein, the terms defined in the Plan shall have the same defined meanings in this Notice of Net Exercise.

Representations and Acknowledgments of the Optionee:

1.	I acknowledge that I am acquiring the Net Shares subject to all terms of the Notice of Stock Option Grant, Stock Option Agreement, and the Plan.

2.	I acknowledge that my exercise of the Option is expressly conditioned on my paying or making adequate arrangements satisfactory to the Company to satisfy all federal, state, and local tax withholding obligations, as set forth in the Stock Option Agreement, and that I intend for all such obligations to be addressed via the Net Exercise arrangement described above.

3.	I acknowledge that I have received a copy of the Plan prospectus describing the Plan and the tax consequences of exercise. I acknowledge that the Company has encouraged me to consult my own adviser to determine the tax consequences of acquiring the Net Shares at this time.

4.	I understand that all sales of Net Shares are subject to compliance with the Company’s Insider Trading Policy.

Optionee:	Date:

Signature

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